Independent Auditors' Consent

The Plan Administrator of
BancTrust Financial Group, Inc.
Employee Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 333-106621) on Form S-8 of BancTrust Financial Group, Inc. of our report dated June 6, 2003 relating to the statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended, and the related schedule as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan.

/s/ KPMG LLP

Birmingham, Alabama
June 30, 2003